UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 16, 2002

SAFE ID CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	0-29803	88-0407078
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Suite B3, 1700 Varsity Estates Drive
NW Calgary, Alberta, CANADA   T3B-2W9

(Address of Principal Office)   Zip Code

Registrant's telephone number, including area code: (403) 247-4630

ITEM 5.   OTHER EVENTS

In its report on Form 10QSB for the period ended June 30, 2002, the Company disclosed that it had signed an agreement with White Energy Corp, of Billings, Montana (hereinafter the "Agreement"), to acquire oil and gas lease holdings in the Northern Powder River Basin of Montana. A copy of the Agreement which is between the Company, White Energy Corp and John Fredlund, is attached as Exhibit 2.1.

Under the terms of the Agreement the Company advanced an initial payment of $40,000 on July 25, 2002. The Agreement also required the Company to make a further payment of $88,616 on or before August 16, 2002. On August 16, 2002, the Company issued a press release to announce that the due date for this payment had been extended to September 3, 2002. A copy of that press release is attached as Exhibit 99.1. The letter agreement signed by White Energy Corp and John Fredlund which extends the due date for the $88,616,00 "Exercise Payment" until September 3, 2002 is also attached as Exhibit 99.2.

Funding must be obtained before the Company can move forward with this project. Under the terms of the Agreement, the total purchase price for acquisition of an 82% Net Revenue Interest in the "Prospect" (which covers approximately 91,771 acres [and approximately 80,291 net acres] in Powder River County, Montana, and Campbell County, Wyoming) is $1,286,161 plus 100,000 shares of the Company's common stock.   In the event the Company makes the "Exercise Payment" of $88,616 which is now due on or before September 3, 2002, it will then contractually own the interest now held by White Energy Corp and John Fredlund in the Prospect, subject to the obligation to pay the balance of the purchase price in non-refundable installments over a period of time between September 15, 2002 and March 1, 2003.

In addition to the need to raise the capital needed to make the required property payments under the Agreement, the Company will also need to raise capital for a drilling program on the property.   Management is continuing with its efforts to raise the necessary capital for this project. However, there is no assurance that the Company will be able to raise the necessary capital either to complete the purchase of the Prospect or to proceed with a drilling program on the Prospect.

Item 7. FINANCIAL STATEMENTS AND EXHIBITS

Exhibit 2.1 - Agreement dated July 8, 2002 re Sale and Purchase of Prospect and Leases

Exhibit 99.1 - Press release dated August 16, 2002 from the Company on Extension Granted for Property Payment

Exhibit 99.2 - Letter dated August 16, 2002 from White Energy Corp. granting Extension for Payment of Exercise Payment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAFE ID CORPORATION

By: /S/ MAURIZIO FORIGO
        Maurizio Forigo, President and Director

By: /S/ LANCE MORGINN
        Lance Morginn, Secretary and Director

Date: August 21, 2002

WHITE ENERGY CORP.

P.O. Box 21495   Billings, Montana USA 59104 (406) 248-5627

July 8, 2002

Mr. Maurizio Forigo
Safe ID Corporation
B3, 1700 Varsity Estate Drive N.W.
Calgary, Alberta
Canada T3B 2W9

Re: Sale and Purchase of Prospect and Leases
        Northern Powder River Basin Oil and Gas Play
        Powder River co., Montana and Campbell Co., Wyoming (USA)

Dear Mr. Forigo:

This letter sets forth terms of an agreement for sale and purchase ("Agreement"), which when accepted by you, shall form a binding Agreement between White Energy Corp. ("White") and Safe ID Corporation ("Safe ID"), subject to the terms and conditions hereinafter set forth.

1.   This Agreement is entered into on the basis of the following representations and warranties made to Safe ID by White and its President, Lonney H. White, Jr., and John Fredlund ("Fredlund")

   a)   White is the owner of an oil and gas prospect called the "Northern Powder River Basin Oil and Gas Play," which has been described in certain materials presented to Safe ID, and which is herein referred to as the "Prospect;"

   b)   White and Fredlund are the legal and beneficial owners of a number of oil and gas leases within the Prospect, covering approximately ninety-one thousand seven hundred and seventy-one (91,771) acres [and approximately eighty thousand two hundred and ninety-one (80,291) net acres] in Powder River County, Montana and Campbell County, Wyoming (USA), more particularly described on Exhibit "A" attached hereto, and which are henceforth referred to as "the Lease;"

c) White and Fredlund represent that the Leases are in good standing and that they comply with all regulatory requirements and laws.

d) White and Fredlund are not in breach of any laws, ordinances, statutes, regulations, bylaws or decrees to which they are subject or which apply to them which may adversely affect the Leases;

e) There are no claims being made nor are any claims anticipated to be made as against white or Fredlund or the Leases;

f) No person, company or entity has any right, agreement or option to purchase any interest in, or portion of, the Leases;

g) White and Fredlund respectively have the full and absolute right, power and authority to enter into this Agreement on the terms and conditions herein set forth, to carry out the transactions contemplated in this Agreement and to sell one hundred percent (100%) of their respective legal and beneficial title and ownership of the Leases to Safe ID;

h) Any assignments from White and Fredlund to Safe ID Shall conform to the regulations of both the State of Montana and the United States Bureau of Land Management;

i) There is no action, suit, judgment, litigation, strike, labour disturbance, proceeding or investigation against or pending against or involving either White or Fredlund which might adversely affect White or Fredlund transferring one hundred percent (100%) of their respective legal and beneficial ownership of the Leases to Safe ID or which will result in any liability to Safe ID in respect of the Leases, except for the following: Civil Case #CV 01-96-BLG-RWA, which has been filed by the Northern Plains Resource Council (Plaintiffs) against the United States Bureau of Land Management and various oil and gas companies (Defendants). This civil action concerns the proper discharge of water from coalbed methane wells, and names White Energy Corp. and eight (8) federal oil and gas leases in which White owns an interest. These leases are described in Exhibit "C" attached, and comprise a total of approximately three thousand eighty-one (3,081) acres [and approximately one thousand five hundred sixty (1,560) net acres]. In the event this civil case is not settled in a timely fashion, or in the event any of these eight federal leases are not released from the civil action, Safe ID may elect not to purchase these leases under the context of this Agreement, and the "Purchase Price" described in this Agreement will be reduced accordingly.

j)   White and Fredlund hold all permits, licenses, consents and authorities issued by any Government or governmental authority having jurisdiction or any subdivision thereof including without limitation any governmental department, commission, bureau, board or administrative agency which are necessary in relation to their respective ownership of the Leases and their respective ability to sell and transfer those Leases to Safe ID;

k)   Neither White nor Fredlund is in default or in breach of any provision of any contract, agreement, lease, indenture or other instrument which may adversely affect the Leases or the sale and transfer of the ownership of the Leases to Safe ID;

l)   The sale or transfer of the Leases to Safe ID will not:

       i)   violate any provisions of the constating documents of White, or

       ii)   result in or require the creation or imposition of any mortgage, deed of trust, pledge, lien, security interest, claim, charge, right of others or any encumbrances of any nature upon or with respect to the Leases, except as provided for in this Agreement.

m)   White is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Montana.

n)   White and Fredlund know of no environmental hazards that will adversely affect the drilling for oil and gas on the properties encompassed by the Leases. To the best of their respective knowledge and belief, all environmental laws and ordinances have been complied with.

2.   Safe ID warrants and represents as follows:

a)   This it is a publicly traded company duly incorporated in the State of Nevada. The shares of Safe ID trade on the NASD over-the-counter bulletin board market in the United States of America.

b)   Safe ID will not be in breach of any of its constating documents in entering into this Agreement for purchasing the Leases from White and Fredlund.

c)   Safe ID will obtain all authorizations as are necessary in order to enter into this Agreement and purchase the Leases.

3.   Following execution of this Agreement by White, Fredlund and Safe ID (jointly referred to as the "parties"), Safe ID shall pay to White (for the benefit of White and Fredlund) the following payments:

   a)   Within five (5) business days of execution of this Agreement by the parties, a non-refundable deposit of $20,000.00 in United States funds ("Initial Deposit");

   b)   Within ten (10) business days of execution of the Agreement by the parties, a second non-refundable deposit of $20,000.00 in United States funds ("Second Deposit").

   The above Initial Deposit and Second Deposit shall be sent by wire transfer to the following:

   Wire to: White Energy Corp.

   At: First Interstate Bank of Commerce Billings
                   Bank Routing Number [intentionally omitted]
                   Account No. [intentionally omitted]

   Address: 401 N. 31st Street
                   P.O. Box 30918
                   Billings, Montana 59116 (USA)
   Note: should bank assistance be needed, please contact
                   Wire clerk – Rachel Nash
                   (406) 255-5000

4.   Within two business days of the execution of this Agreement, White shall provide to Safe ID complete access to all of the Leases and all other relevant documentation in possession of White and Fredlund respecting the Leases in a data room at the following location: 115 N. Broadway, Suite 315, Billings, Montana, USA, Monday through Friday, between the hours of 9 a.m. and 5 p.m. MDT, in order to assist Safe ID in obtaining a legal opinion and accounting advice and undertake its' requisite due diligence respecting the terms and conditions of the Leases and whether what is proposed herein is feasible. Safe ID shall have twenty-five (25) business days after execution of this Agreement in which to obtain this advice. If the legal and other opinions obtained by Safe ID support the project and indicate that the project is feasible, then, on or before the twenty-fifth business day, Safe ID shall so advise White in writing of Safe ID's election to proceed with the project, and immediately wire transfer to White to the account named herein, a non-refundable payment of Eighty-eight thousand six hundred sixteen dollars ($88,616.00) in United States funds. This payment will be known as the "Exercise Payment."

5.   The aforesaid twenty thousand dollars ($20,000.00) U.S. Initial Deposit, twenty thousand dollars ($20,000.00) U.S. Second Deposit and the eighty-eight thousand six hundred sixteen dollars ($88,616.00) U.S. Exercise Payment will be credited towards Safe ID's purchase of the Leases. White and Safe ID agree that the total purchase price for the Leases to be paid to White by Safe ID shall be one million two hundred eighty-six thousand one hundred sixty-one dollars ($1,296,161.00) U.S., plus an additional consideration of 100,000 shares of free trading stock in Safe ID.com, Inc. (the "Purchase Price"). All payments made herein to White towards the Purchase Price are understood to be for the benefit of both White and Fredlund.

6.   Upon payment of the aforesaid Exercise Payment, Safe ID shall contractually own 100% of the interest of White and Fredlund in the Prospect and the Leases, subject only to the subsequent payment obligations as set forth below. Until the Purchase price has been paid in full, White and Fredlund shall retain legal title to the Leases. Upon the Purchase Price being paid in full, White and Fredlund will immediately transfer and assign their entire legal and beneficial interest in the Leases to Safe ID. White and Fredlund shall deliver to Safe ID 100% of their right, title and interest in and to the Leases, and at the same time reserve an Overriding Royalty Interest on the Leases, resulting in the delivery of an 82% Net Revenue Interest to Safe ID (100% - landowners' royalty – override = 82%), proportionately reduced in cases where the leased mineral interest is less than 100%. Furthermore, White and Fredlund shall retain the rights of REASSIGNMENT AND RENEWAL, as follows:

"The overriding royalty reserved herein, and all other terms and conditions of this assignment or transfer shall apply to any and all extensions, renewals and substitute leases obtained by Assignee, its successors or assigns on the lands described herein. In the event Assignee desires to surrender said lease as to all or any part of the acreage covered thereby, said Assignee agrees to notify Assignor by registered mail, at lease 30 days in advance of the anniversary date specified in said lease, and Assignor hereunder shall then have 15 days after receipt of such notice within which to elect to take a reassignment of said lease as to the portion thereof to be relinquished. Should Assignor hereunder elect to receive such a reassignment, same will be delivered by Assignee prior to the anniversary date of the lease. It is understood, however, that there shall be no penalty for oversight or clerical error, except liability not to exceed the amount that was paid for the assignment. Any reassignment under the terms of this paragraph shall be free and clear of all burdens, encumbrances, or outstanding interests other than those existing on the date hereof."

7.   In addition to the foregoing, Safe ID shall pay the following non-refundable amounts to White:

a)   Three hundred thousand dollars ($300,000.00) U.S. towards the Purchase Price payable to White on or before September 15, 2002;

b) One hundred thousand (100,000) shares of free trading stock (made payable to White Energy Corp. or to the nominees of White Energy Corp.) on or before September 15, 2002;

c) Four hundred fifty thousand dollars ($450,000.00) U.S. towards the Purchase Price payable to White on or before December 15, 2002;

d) The balance of the Purchase Price, that being four hundred seven thousand five hundred forty-five dollars ($407,545.00) U.S., payable to White on or before March 1, 2003; and,

e) The annual delay rentals required in order to keep the Leases in good standing. Up until the time Safe ID assumes full title to the Leases, White shall maintain the lease rentals in the following manner: White shall invoice Safe ID a sufficient time in advance for the rentals as they are due, and Safe ID shall advance the rental monies to White in sufficient time for timely payment by White. Default of timely advance rental payments by Safe ID shall have the same importance and effect as any other defaults of payments as described in this Agreement.

8. Safe ID will use its reasonable best efforts, force majeure excepted, to expend the following sums toward the drilling program and related costs:

a) Five hundred thousand dollars ($500,000.00) U.S., within sixty (60) days of the tendering of the Exercise Payment;

b) A further two million five hundred thousand dollars ($2,500,000.00) U.S., within the twelve (12) month period after the drilling program has been established by Safe ID and the operator.

9. White and Safe ID will enter into an Area of Mutual Agreement wherein White will reserve unto itself or be assigned by Safe ID, a two percent (2%) Overriding Royalty Interest on subsequently acquired leases within the AMI. This AMI Agreement and the geographical area that it covers are both described on Exhibit "B" attached hereto.

10. Safe ID will determine who shall be the operator of the drilling project. At Safe Id's request, White may assist by providing to Safe ID a list of operators who are capable of undertaking the drilling project. During the period in which White and Fredlund hold legal title to the Leases, either White or Fredlund, as applicable, shall, upon the request of Safe ID, execute a "Designation of Operator" for the operator selected by Safe ID, so long as said operator meets all necessary bonding and insurance requirements under the applicable statutes and regulations. Safe ID hereby agrees to indemnify and hold White and Fredlund harmless from any and all liabilities, claims,

demands or suits arising as a result of any exploration operations conducted pursuant to this paragraph.

11.	In the event that Safe ID defaults on any of its payments with respect to the Purchase Price to White, White will provide written notice to Safe ID of such default. Upon receipt of such written notice, Safe ID will have fourteen (14) days to cure the defect and rectify the situation by making the outstanding payment of the Purchase Price that is owing to White. Should Safe ID fail to cure the default within that time, Safe ID shall immediately forfeit its entire interest in the Prospect and the Leases described herein, unless both Safe ID and White agree otherwise. No cured default shall be relied upon by White in respect of any future defaults by Safe ID in making payments toward the Purchase Price.

12.	All notices and communications required or permitted under this Agreement shall be in writing and shall be effective when received by mail, certified mail, registered mail, return receipt requested, facsimile or hand delivery as follows:
Notices to White:

White Energy Corp.	-and-	John Fredlund
Attn: Lonney H. White, Jr.		115 N. Broadway, Suite 315
2146 Fairview Place		Billings, Montana USA 59101
Billings, Montana USA 59102		-also-
-also-		P.O. Box 1362
P.O. Box 21495		Billings, Montana USA 59103
Billings, Montana USA 59104	Ph (406) 259-5106	
Ph (406) 248-5627		Fax (406) 259-5106
Fax (406) 252-0324		E-mail: zoneexplore@aol.com
E-mail: wec@mcn.net		

_____

Notices to Safe ID:

Safe ID Corporation	-and-	Stan H. Ashcroft
Attn: Maurizio Forigo		Ashcroft Company
B3, 1700 Varsity Estate Drive N.W.		Suite 205 – 1544 Marine Drive
Calgary, Alberta		West Vancouver, British Columbia
Canada T3B 2W9		Canada V7V 1H8
Ph (403) 247-4630		Ph (604) 913-1611
Fax (403) 245-0698		Fax (604) 913-1622
E-mail:		E-mail: stan@ashcroftlaw.com

13.   Until such time that White has been paid the full Purchase Price, White is entitled to notification of and a timely copy of all press releases and other public announcements that may be issued by Safe Id concerning the Prospect.

14.   Either party may, by written notice so delivered to the other, change the address to which notice shall be thereafter be made.

15.   This instrument contains the entire Agreement of the parties with respect to the transactions contemplated herein, supersedes any and all prior agreements or understandings, written or oral, and cannot be amended except by a writing signed by all of the parties. The parties agree to be reasonable with respect to any amendments sought by another party.

16.   In the event that any party is required to seek legal or equitable action to interpret or enforce any provision of this Agreement, the prevailing party shall be entitled to its reasonable costs and fees, including attorney fees.

17.   This Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument.

18.   The waiver of any breach or any term of condition of this Agreement shall not be deemed to constitute a waiver of any other breach of the same or any other term or condition of the Agreement.

19.   Both White and Safe ID will bear their own costs and expenses including the fees of legal, accounting and other professional advisors engaged by them in connection with the transactions contemplated by this Agreement and its preparation.

20.   The parties shall perform such further acts and execute such other agreements or documents as may be reasonably necessary to carry out the intent and provisions of this Agreement.

21.   In addition to complying with any specific standards of conduct set forth herein, the parties have acted and shall continue to act toward each other in good faith in the negotiation, execution, delivery and performance of this Agreement.

22.   This Agreement and all transactions contemplated herein shall be interpreted in accordance with the laws of the State of Montana and shall enure to the benefit of, and be binding upon, the parties hereto, their respective heirs, administrators, successors and assigns as the case may be.

23.   Time shall be of the essence of this Agreement.

If the foregoing accurately sets forth your understanding of our agreement, kindly sign this Agreement where indicted below, and return it to the office of White no later than Thursday, July 11, 2002, at 5:00 P.M. Mountain Daylight Time. Your signature and acceptance will form a binding Agreement between us, subject only to the terms and conditions aforesaid.

Respectfully,

White Energy Corp.

/S/ JOHN FREDLUND
John Fredlund

Per:

/S/ LONNEY H. WHITE, JR.
Lonney H. White Jr., President

TERMS UNDERSTOOD AND AGREED TO AND THE WITHIN OFFER ACCEPTED THIS 25th DAY OF JULY, 2002.

Safe ID Corporation

Per:

_____
Maurizio Forigo

EXHIBIT "A"

(complete Exhibit "A Lease Schedule is 17 pages long)

EXHIBIT "B"

(Exhibit "B" describes parameters of
Area of Mutual Interest and includes map)

EXHIBIT "C"

(Exhibit "C" describes the leases that are named in the
Civil Cast #CV 01-96-BLG-RWA)

EXHIBIT "A"
Leases

Attached to and made part of that certain Agreement for Sale and Purchase of Prospect and Leases, dated July 8, 2002, between White Energy Corp. ("White") and Safe ID Corporation ("Safe ID"), to wit:

Area I: **100% Record Title and Operating Rights**
              As to All depths

LESSOR	LESSEE/ EFFECTIVE DATE	DESCRIPTION OF LANDS	RECORDING BOOK / PAGE
USA (MTM-89723)	White Energy Corp. 2-1-00	Township 6 South, Range 51 East, PMM Section 25: Lots 3, 4, S1/2NW1/4, SW1/4 Section 26: Lots 1, 2, 3, 4, S1/2N1/2, S1/2 Section 27: Lots 1, 2, 3, 4, S1/2N1/2, E1/2SW1/4, SE1/4 Section 28: Lots 3, 4, S1/2NW1/4, W1/2SE1/4 Section 29: Lots 2, 4, SW1/4NE1/4, SW1/4NW1/4, S1/2S1/2 Section 30: Lots 1-14 (inclsive), S1/2NE1/4, SE1/4 Section 31: Lots 1, 2, 3, 6, E1/2 Section 32: All Section 33: All Section 34: NW1/4, S1/2 Containing 5,007.29 acres, more or less. Powder River Co., Montana (5,007.29 net acres)	*unrecorded*
USA (MTM-89802)	White Energy Corp. 3-1-00	Township 6 South, Range 52 East, PMM Section 15: N1/2NE1/4, SW1/4NE1/4, NW1/4, NW1/4SW1/4 Section 22: SE1/4NE1/4, SW1/4NW1/4 Section 23: S1/2NE1/4, SE1/4NW1/4, SE1/4 Containing 680.0 acres, more or less. Powder River Co., Montana	*unrecorded*

(680.0 net acres)

USA (MTM-89722)	White Energy Corp. 2-1-00	<u>Township 6 South, Range 52 East, PMM</u> Section 28: S1/2NW1/4, N1/2SW1/4 Section 33: E1/2, NE1/4SW1/4, S1/2SW1/4 Section 34: NW1/4NW1/4, S1/2NW1/4, SW1/4, W1/2SE1/4 Containing 960.0 acres, more or less. Powder River Co., Montana (960.0 net acres)	*unrecorded*
USA (MTM-91716	White Energy Corp. 5-1-02	<u>Township 6 South, Range 52 East, PMM</u> Section 24: S1/2N1/2, S1/2 Section 25: E1/2, SW1/4 Township 6 South, Range 53 East, PMM Section 19: S1/2SE1/4 Section 30: Lots 1, 2, 3, 4, E1/2, E1/2W1/2 Section 31: Lots 1, 2, 3, 4, E1/2W1/2 Containing 2,009.60 acres, more or less. Powder River Co., Montana (2,009.60 net acres)	*unrecorded*
USA (MTM-89721)	White Energy Corp. 2-1-00	<u>Township 6 South, Range 53 East, PMM</u> Section 17: All Section 20: SW1/4SW1/4, NE1/4SE1/4 Section 21: N1/2, NW1/4SW1/4, E1/2SE1/4 Section 28: SW1/4NE1/4, NW1/4NW1/4, S1/2NW1/4, SW1/4, NW1/4SE1/4, S1/2SE1/4 Section 29: All Containing 2,240.0 acres, more or less. Powder River Co., Montana (2,240.0 net acres)	*unrecorded*

USA (MTM-90863)	White Energy Corp. 6-1-01	Township 6 South, Range 53 East, PMM Section 18: Lots 1, 2, 3, 4, E1/2, E1/2W1/2 Section 32: All Section 33: All Section 34: NE1/4NE1/4, S1/2NE1/4, NW1/4, S1/2 Containing 2,519.92 acres, more or less. Powder River Co., Montana (2,519.92 net acres)	*unrecorded*

USA (MTM-87354)	White Energy Corp. 9-1-97	Township 7 South, Range 51 East, PMM Section 17: SE1/4NE1/4, N1/2NW1/4, NW1/4SW1/4, SE1/4SW1/4 Section 18: Lots 1 – 12 (inclusive), E1/2 Section 19: Lots 1 – 12 (inclusive), E1/2 Section 20: All Section 28: N1/2 Section 29: All Section 30: Lots 1 – 12 (inclusive), E1/2 Section 31: Lotsd 1, 2, 3, 4, 6, NE1/4, N1/2SE1/4 Section 32: E1/2 Section 33: SW1/4NW1/4, NW1/4SW1/4 Containing 4,758.04 acres, more or less. Powder River Co., Montana (4,758.04 net acres) Containing 4,758.04 acres, more or less Powder River Co., Montana (4,758.04 net acres)	*unrecorded*

State of Montana (32,403-97)	John Fredlund 6-3-97	Township 7 South, Range 51 East, PMM Section 36: All Containing 640.0 acres, more or less Powder River Co., Montana (640.0 net acres)	*unrecorded*

USA (MTM-88569)	White Energy Corp. 9-1-98	Township 7 South, Range 52 East, PMM *unrecorded* Section 15: W1/2E1/2, SE1/4NE1/4, W1/2, NE1/4SE1/4 Section 17: All Section 18: Lots 2, 3, 4, SE1/4NW1/4, E1/2SW1/4, E1/2SE1/4 Section 19: Lots 1, 2, 3, 4, E1/2, E1/2W1/2 Section 20: N1/2, N1/2SW1/4, SE1/4 Section 21: E1/2E1/2, NW1/4NW1/4, SW1/4SE1/4 Section 22: W1/2E1/2, W1/2, NE1/4SE1/4 Section 25: All Section 26: N1/2NE1/4, SE1/4NE1/4, SE1/4NW1/4, NE1/4SE1/4 Section 27: W1/2E1/2, N1/2NW1/4, S1/2SW1/4 Section 28: All Section 29: E1/2SE1/4 Section 30: Lots 1, 2, 3, 4, N1/2NE1/4, NE1/4NW1/4, SE1/4SW1/4 Section 32: Lot 1, N1/2, N1/2S1/2 Section 33: Lots 3, 4, NE1/4NE1/4, NW1/4, N1/2SW1/4 Section 34: W1/2NW1/4, NW1/4SE1/4 Section 35: Lot 1, NE1/4, NE1/4SE1/4 Containing 6,678.33 acres, more or less. Powder River Co., Montana (6,678.33 net acres)

USA
(MTM-90668)
	White Energy Corp.
	3-1-01
		Township 7 South, Range 52 East, PMM *unrecorded*
		Section 1: E1/2, E1/2W1/2
		Section 2: S1/2NW1/4, N1/2SW1/4, SW1/4SW1/4
		Section 3: S1/2NE1/4, NW1/4, S1/2
		Section 4: All
		Section 5: SE1/4NE1/4, W1/2NW1/4, S1/2
		Section 6: Lots 1, 2, 3, 4, NE1/4, E1/2NW1/4
		                  NE1/4SW1/4, N1/2SE1/4
		Section 9: All
		Section 10: N1/2, W1/2SW1/4
		Section 11: SE1/4NE1/4, N1/2NW1/4, SW1/4NW1/4, SE1/4
		Section 12: NE1/4, SW1/4NW1/4, S1/2
		Section 13: All
		Section 14: E1/2 NW1/4NW1/4
		Section 23: NE1/4, NE1/4NW1/4, SW1/4NW1/4, SE1/4SW1/4,
		                  NE1/4SE1/4, S1/2SE1/4
		Section 24: All
		Containing 6,686.64 acres, more or less.

Powder River Co., Montana
(6,686.64 net acres)

USA (MTM-90862)	White Energy Corp. 6-1-01	Township 7 South, Range 52 East, PMM *unrecorded* Section 7: Lots 1, 2, 3, S1/2NE1/4, NE1/4SW1/4, N1/2SE1/4 Section 8: E1/2, E1/2W1/2, SW1/4NW1/4, NW1/4SW1/4 Containing 826.24 acres, more or less. Powder River Co., Montana (826.24 net acres)
USA (MTM-90669)	White Energy Corp. 3-1-01	Township 7 South, Range 53 East, PMM *unrecorded* Section 13: N1/2, NE1/4SW1/4, NW1/4SE1/4 Section 14: N1/2, N1/2SW1/4, NW1/4SE1/4 Section 15: N1/2, NE1/4SE1/4 Section 21: All Section 22: N1/2NE1/4, NW1/4NW1/4, S1/2S1/2 Section 23: S1/2NE1/4, W1/2, SE1/4 Section 24: NE1/4NE1/4, SW1/4SW1/4 Containing 2,760.0 acres, more or less. Powder River Co., Montana (2,760.0 net acres)
USA (MTM-90667)	White Energy Corp. 3-1-01	Township 7 South, Range 53 East, PMM *unrecorded* Section 19: Lots 1, 2, 3, 4, E1/2, E1/2W1/2 Section 20: All Section 25: W1/2E1/2, SE1/4NE1/4, E1/2W1/2 W1/2NW1/4l, SW1/4SW1/4 Section 26: All Section 27: All Section 28: All Section 29: All Section 30: Lots 1, 2, 3, 4, E1/2, E1/2W1/2 Section 31: Lot 1, NE1/4, NE1/4NW1/4, E1/2SE1/4 Section 32: N1/2. SW1/4, W1/2SE1/4 Section 33: All Section 34: All Section 35: All Containing 7,777.80 acres, more or less. Powder River Co., Montana (7,777.80 net acres)

USA (MTM-90670)	White Energy Corp. 3-1-01	<u>Township 7 South, Range 54 East, PMM</u> *unrecorded* Section 18: Lot 2, S1/2NE1/4, SE1/4NW1/4, SE1/4 Section 19: Lots 1, 2, 3, 4, NE1/4NE1/4, W1/2E1/2, SE1/4NW1/4, E1/2SW1/4, SE1/4SE1/4 Section 30: Lots 1, 2, 3, 4, E1/2, E1/2W1/2 Section 31: Lots 1, 2, 3, 4, E1/2, E1/2W1/2 Section 32: All Containing 2,708.25 acres, more or less. Powder River Co., Montana (2,708.25 net acres)
USA (MTM-86691)	White Energy Corp. 7-1-97	<u>Township 8 South, Range 51 East PMM</u> *unrecorded* Section 9: SE1/4SW1/4, SE1/4 Section 10: NE1/4NE1/4, S1/2NE1/4, S1/2 Section 11: All Section 12: Lots 3, 4, S1/2NW1/4, NW1/4SW1/4 S1/2SW1/4, SW1/4SE1/4 Containing 1,593.13 acres, more or less. Powder River Co., Montana (1,593.13 net acres)
USA (MTM-86138)	White Energy Corp. 2-1-97	<u>Township 8 South, Range 51 East, PMM</u> *unrecorded* Section 13: Lots 1, 2, 3, 4, W1/2E1/2, W1/2 Section 14: All Section 15: N1/2, SW1/4, NE1/4SE1/4, S1/2SE1/4 Section 22: E1/2, N1/2NW1/4 Section 27: NE1/4NW1/4, NE1/4SE1/4 Section 28: S1/2SW1/4 Section 33: SW1/4NW1/4, S1/2 Section 34: E1/2, N1/2NW1/4, SE1/4NW1/4, SW1/4 Containing 3,389.44 acres, more or less. Powder River Co., Montana (3,389.44 net acres)
USA (MTM-88570)	White Energy Corp. 9-1-98	<u>Township 8 South, Range 52 East, PMM</u> *unrecorded* Section 1: Lots 4 – 12 (inclusive), SW1/4NE1/4, SW1/4NW1/4, W1/2SW1/4, SE1/4SW1/4, W1/2SE1/4

Section 2: Lot 1, SE1/4NE1/4, NE1/4SE1/4, S1/2SE1/4
Section 7: Lots 3, 4, E1/2SW1/4, SE1/4
Section 8: All
Section 15: W1/2NW1/4
Section 17: E1/2, E1/2NW1/4, SW1/4
Section 18: Lot 4, Sw1/4NE1/4, SE1/4NW1/4
Section 19: NE1/4NE1/4, S1/2NE1/4, SE1/4
Section 20: All
Section 21: NW1/4NE1/4, N1/2NW1/4, SE1/4NW1/4, SW1/4SW1/4
Section 28: W1/2E1/2, W1/2
Containing 4,122.95 acres, more or less.
Powder River Co., Montana
(4,122.95 net acres)

USA (MTM-90274)	White Energy Corp. 10-1-00	Township 8 South, Range 52 East, PMM *unrecorded* Section 3: Lot 4, SW1/4NW1/4, W1/2SW1/4 Section 4: Lots 2, 3, S1/2NW1/4, W1/2SW1/4, E1/2SE1/4 Section 5: Lot 1, S1/2NE1/4, S1/2 Section 9: W1/2 Section 11: NE1/4NE1/4, S1/2NE1/4, S1/2 Section 12: Lots 1, 2, 3, 4, W1/2NE1/4, W1/2, S1/2SE1/4 Section 13: Lots 1, 2, NW1/4NE1/4, N1/2NW1/4 Section 14: S1/2NE1/4, SE1/4Sw1/4, S1/2SE1/4 Section 23: E1/2 Containing 3,021.93 acres, more or less. Powder River Co., Montana (3,021.93 net acres)
USA (MTM-86139)	White Energy Corp. 2-1-97	Township 9 South, Range 51 East, PMM *unrecorded* Section 23: NE1/4, N1/2NW1/4, SE1/4NW1/4, SW1/4SW1/4 Section 24: Lot 4, W1/2, W1/2SE1/4 Containing 769.98 acres, more or less. Powder River Co., Montana (769.98 net acres)
USA (MTM-86692)	White Energy Corp. 7-1-97	Township 9 South, Range 51 East, PMM *unrecorded* Section 25: Lots 1, 2, 3, 4, W1/2E1/2 Section 26: NW1/4NE1/4, N1/2NW1/4, SW1/4NW1/4,

S1/2SW1/4, SE1/4
Section 35: Lots 3, 4, NE1/4, NE1/4NW1/4, N1/2SE1/4
Continaing 1,114.27 acres, more or less.
Powder River Co., Montana
(1,114.27 net acres)

USA (MTM-91370)	White Energy Corp. 11-1-01	<u>Township 9 South, Range 51 East, PMM</u> Section 25: SW1/4SW1/4 Continaing 40.0 acres, more or less. Powder River Co., Montana (40.0 net acres)	*unrecorded*
State of Montana (34,286-01)	White Energy Corp. 6-5-01	<u>Township 9 South, Range 51 East, PMM</u> Section 36: Lots 1 – 7 (inclusive), W1/2NE1/4, NW1/4, N1/2SW1/4, NW1/4SE1/4 Containing 686.13 acres, more or less. Powder River Co., Montana (686.13 net acres)	*unrecorded*

USA
(MTM-90864)
	White Energy Corp.
	6-1-01
		<u>Township 9 South, Range 52 East, PMM</u>
		Section 23: All
		Section 24: All
		Section 25: Lots 1 – 9 (inclusive), NE1/4NE1/4,
		      NWX, N1/2SW1/4
		Section 26: All
		Section 27: E1/2
		Section 28: N1/2NE1/4
		Section 33: Lots 1, 2, 3, SW1/4NE1/4, S1/2NW1/4
		      N1/2SW1/4, NW1/4SE1/4
		Section 34: Lot 4, NE1/4, E1/2NW1/4, N1/2SE1/4
		Containing 3,630.33 acres, more or less.
		Powder River Co., Montana
		(3,630.33 net acres)
			unrecorded

USA	White Energy Corp.	<u>Township 9 South, Range 52 East, PMM</u>	*unrecorded*

(MTM-88571) 9-1-98 Section 1: Lots 1, 2, 3, S1/2NE1/4, W1/2SW1/4,
                   SE1/4SW1/4, W1/2SE1/4
             Section 2: Lots 2, 3, S1/2N1/2, S1/2
             Section 3: Lots 3, 4, E1/2SE1/4
             Section 7: E1/2
             Section 8: All
             Section 10: E1/2E1/2, SW1/4Ne1/4, S1/2NW1/4
                   NE1/4SW1/4, NW1/4SE1/4
             Section 11: All
             Section 12: All
             Section 13: All
             Section 14: All
             Section 15: E1/2E1/2, SW1/4SE1/4
             Section 17: All
             Section 18: E1/2
             Section 19: Lots 3, 4, E1/2SW1/4, NW1/4SE1/4
             Section 20: NE1/4NE1/4, S1/2NE1/4, E1/2SW1/4, N1/2SE1/4
             Section 22: E1/2NE1/4, SE1/4
             Section 29: NW1/4, SW1/4SW1/4
             Section 30: Lots 1, 2, 3, 4, Sw1/4NE1/4, E1/2W1/2, SE1/4
             Containing 7,591.52 acres, more or less.
             Powder River Co., Montana
             (7,591.52 net acres)

USA   White Energy Corp.   Township 9 South, Range 52 East, PMM   *unrecorded*
(MTM-89724) 2-1-00   Section 31: Lots 1 – 7 (inclusive), NE1/4, E1/2NW1/4
             Section 32: Lots 1, 2, 3, 4, NW1/4NE1/4, S1/2NE1/4,
                   NW1/4, N1/2S1/2
             Containing 1,175.40 acres, more or less.
             Powder River Co., Montana
             (1,175.40 net acres)

USA   White Energy Corp.   Township 58 North, Range 73 West, 6th PM   *unrecorded*
(WYW-141221) 3-1-97   Section 34: E1/2SE1/4
             Containing 80.0 acres, more or less.
             Campbell Co., Wyoming
             (80.0 net acres)

Area II: **50% Operating Rights**
As to all depths below the top of the Morrison formation

RECORDING LESSOR / PAGE	LESSEE/ EFFECTIVE DATE	DESCRIPTION OF LANDS	BOOK
USA *unrecorded* (MTM-86138)	White Energy Corp. 2-1-97	Township 8 South, Range 51 East, PMM	
NW1/4SE1/4		Section 23: All Section 24: Lots 1, 2, 3, 4, W1/2E1/2, W1/2 Section 25: N1/2NW1/4, SW1/4NW1/4, SW1/4, Section 26: NE1/4NW1/4, NE1/4SE1/4 Section 35: NE1/4NW1/4, NE1/4SE1/4 Containing 1,752.92 acres, more or less. Powder River Co., Montana (876.46 net acres)	
USA *unrecorded* (MTM-89626)	Beartooth Oil & Gas Company 1-1-0	Township 8 South, Range 51 East, PMM Section 26: NE1/4, SW1/4 Section 35: NE1/4, S1/2SW1/4 Containing 560.0 acres, more or less. Powder River Co., Montana (280.0 net acres)	
USA (MTM-88308)	Robert A. Schalla 7-1-98	Township 8 South, Range 52 East, PMM *unrecorded* Section 29: N1/2N1/2, SE1/4NE1/4, SW1/4NW1/4 Section 30: Lot 1, N1/2NE1/4, SE1/4NE1/4, NE1/4NW1/4, NE1/4SE1/4, S1/2SE1/4 Section 31: Lots 3, 4, N1/2NE1/4, S1/2SE1/4 Section 32: All	

Containing 1,430.46 acres, more or less.
Powder River Co., Montana
(715.23 net acres)

USA (MTM-89628)	Beartooth Oil & Gas Company 1-1-0	Township 8 South, Range 52 East, PMM Section 31: E1/2SW1/4 Containing 80.0 acres, more or less. Powder River co., Montana (40.0 net acres)	*unrecorded*
SA (MTM-88318)	Robert A. Schalla 7-1-98	Township 8 South, Range 52 East, PPM Section 33: N1/2, NW1/4SW1/4, S1/2SW1/4, NE1/4SE1/4, SW1/4SE1/4 Section 34: W1/2W1/2 Section 35: NE1/4, E1/2NW1/4, NE1/4SW1/4, N1/2SE1/4 Containing 1,040.0 acres, more or less. Powder River Co., Montana (520.0 net acres)	*unrecorded*
USA (MTM-90942)	Robert A. Schalla 7-1-01	Township 9 South, Range 51 East, PMM Section 1: W1/2NE1/4, NW1/4 Containing 240.0 acres, more or less. Powder River Co., Montana (120.0 net acres)	*unrecorded*
USA (MTM-90943)	Robert A/Challa 7-1-01	Township 9 South, Range 51 East, PMM Section 1: SW1/4 Section 11: NE1/4 Section 12: NW1/4 Containing 480.0 acres, more or less. Powder River Co., Montana (240.0 net acres)	*unrecorded*
USA (MTM-88335)	White Energy Corp. 7-1-98	Township 9 South, Range 51 East, PMM Section 2: NW1/4 Section 12: SW1/4	*unrecorded*

Containing 320.0 acres, more or less.
Powder River Co., Montana
(160.0 net acres)

USA (MTM-86139)	White Energy Corp. 2-1-97	Township 9 South, Range 51 East, PMM Section 13: Lots 1, 2, 3, W1/2NE1/4, NW1/4SE1/4 Section 14: SE1/4NE1/4, E1/2SE1/4 Containing 369.62 acres, more or less. Powder River Co., Montana (184.81 net acres)	*unrecorded*
Robert E. Rumph and Cathering Rumph, h/w	Beartooth Oil & Gas Company 12-6-99	Township 9 South, Range 51 East, PMM Section 2: E1/2, SW1/4 Containing 480.0 acres, more or less. Powder River Co., Montana (120.0 net acres)	Book 61 Page 27
Roland Rumph and Erma Rumph, h/w	Beartooth Oil & Gas Company 12-6-99	Township 9 South, Range 51 East, PMM Section 2: E1/2, SW1/4 Containing 480.0 acres, more or less. Powder River Co., Montana (120.0 net acres)	Book 61 Page 275
Clifford Allen	Beartooth Oil & Gas Company 12-6-99	Township 9 South, Range 51 East, PMM Section 11: S1/2 Section 13: N1/2NW1/4 Containing 400.0 acres, more or less. Powder River Co., Montana (33,333 net acres)	Book 61 Page 18
Christa Culp	Beartooth Oil & Gas Company 12-6-99	Township 9 South, Range 51 East, PMM Section 11: S1/4 Section 13: N1/2NW1/4 Containing 400.0 acres, more or less. Powder River Co., Montana (33.333 net acres)	Book 61 Page 24

Dennis Allen	Beartooth Oil & Gas Company 12-6-99	Township 9 South, Range 51 East, PMM Section 11: S1/2 Section 13: N1/2NW1/4 Containing 400.0 acres, more or less. Powder River Co., Montana (33.333 net acres)	Book 61 Page 21
Gordon Allen	Beartooth Oil & Gas Company 12-6-99	Township 9 South, Range 51 East, PMM Section 11: S1/2 Section 13: N1/2NW1/4 Containing 400.0 acres, more or less. Powder River Co., Montana (50.0 net acres)	Book 61 Page 192
Wesley Allen	Beartooth Oil & Gas Company 12-6-99	Township 9 South, Range 51 East, PMM Section 11: S1/2 Section 13: N1/2NW1/4 Containing 400.0 acres, more or less. Powder River Co., Montana (50.0 net acres)	Book 61 Page 110
Roger Quaring Trustee of the Algie Row Trust	Beartooth Oil & Gas Company 12-6-99	Township 9 South, Range 51 East, PMM Section 12: Lots 1, 2, 3, 4, W1/2E1/2 Section 13: Lot 4, SW1/4SE1/4, NW1/4SW1/4 Less 22.88 ac in W1/2 of Lot 4 Containing 427.24 acres, more or less. Powder River Co., Montana (213.62 net acres)	Book 61 Page 30
Algie Row	Beartooth Oil & Gas Company 12-6-99	Township 9 South, Range 51 East, PMM Section 13: 22.88 ac in W1/2 of Lot 4 Containing 22.88 acres, more or less Powder River Co., Montana (11.44 net acres)	Book 61 Page 33

USA (MTM-88571)	White Energy Corp. 9-1-98	Township 9 South, Range 52 East, PMM Section 4: Lots 1, 2, 3, 4, SW1/4NE1/4, S1/2NW1/4, SW1/4 Containing 440.96 acres, more or less. Powder River Co., Montana (220.48 net acres)	*unrecorded*
USA (MTM-88317)	Robert A. Schalla 7-1-98	Township 9 South, Range 52 East, PMM Section 5: Lots 1, 2, 3, 4, S1/2N1/2, S1/2 Section 6: Lots 1 – 7 (inclusive), S1/2NE1/4, SE1/4NW1/4, E1/2SW1/4, SE1/4 Containing 1,270.19 acres, more or less. Powder River Co., Montana (635.095 net acres)	*unrecorded*

Area III: **50% Operating Rights**
As to all depths below the base of the Fox Hills formation

LESSOR	LESSEE / EFFECTIVE DATE	DESCRIPTION OF LANDS	RECORDING BOOK / PAGE
USA (MTM-88330)	White Energy Corp. 7-1-98	Township 7 South, Range 48 East, PMM Section 1: Lots 1 – 7 (inclusive), SW1/4NE1/4, S1/2NW1/4, SW1/4, W1/2SE1/4 Section 12: Lots 1, 2, 3, 4, W1/2E1/2, W1/2 Section 13: Lots 1, 2, 3, 4, W1/2E1/2, W1/2 Section 24: Lot 1, NW1/4NE1/4, N1/2NW1/4, SW1/4NW1/4, SW1/4, W1/2SE1/4 Section 25: Lots 3, 4, W1/2E1/2, W1/2 Containing 2,893.92 acres, more or less. Powder River Co., Montana (1,446.96 net acres)	*unrecorded*
USA (MTM-86693)	White Energy Corp. 7-1-97	Township 8 South, Range 48 East, PMM Section 1: Lots 2 – 6, S1/2NW1/4, SW1/4, W1/2SE1/4	*unrecorded*

Section 11: Lots 1 – 8 (inclusive)
Section 12: NE1/4NW1/4
Section 15: Lots 3, 4, 5, 6, N1/2SW1/4, SW1/4SW1/4
Section 21: Lots 5, 6, 10, 11, 12, 13
Containing 1,390.30 acres, more or less.
Powder River Co., Montana
(695.15 net acres)

USA (MTM-86690)	White Energy Corp. 7-1-97	Township 8 South, Range 48 East, PMM	*unrecorded*

Section 29: Lots 5 – 14 (inclusive), SE1/4NW1/4,
                  W1/2SE1/4
Section 30: Lots 1, 2, 3, 4, E1/2, E1/2W1/2
Section 31: Lots 1 – 7 (inclusive), SW1/4NE1/4,
                  E1/2NW1/4, NE1/4SW1/4, N1/2SE1/4
Section 32: Lot 4, NW1/4NE1/4, SW1/4SE1/4
Section 33: Lot 8
Containing 1,813.37 acres, more or less.
Powder River Co., Montana
(906.685 net acres)

USA (MTM-88329)	White Energy Corp. 7-1-98	Township 8 South, Range 48 East, PMM	*unrecorded*

Section 2: Lots 1 – 10 (inclusive), S1/2NE1/4, SE1/4
Section 3: All
Containing 1,276.42 acres, more or less.
Powder River Co., Montana
(638.21 net acres)

USA (MTM-86513)	John Fredlund 6-1-97	Township 8 South, Range 48 East, PMM	*unrecorded*

Section 27: Lot 8
Containing 39.49 acres, more or less.
Powder River Co., Montana
(19.745 net acres)

USA (MTM-90887)	White Energy Corp. 5-1-01	Township 8 South, Range 48 East, PMM	*unrecorded*

Section 26: portion of the SW1/4SW1/4outside WSA

Township 9 South, Range 48 East, PMM

Section 1: Lot 3, SW1/4NE1/4
Section 1: portions of Lot 4, S1/2NW1/4, NE1/4SW1/4,
          W1/2SE1/4outside WSA
Section 8: SE1/4SE1/4
Section 9: S1/2S1/2, NW1/4SE1/4
Section 9: portion of the NE1/4SE1/4outside WSA
Section 13: portions of the SW1/4SW1/4, S1/2SE1/4outside

WSA

Section 14: portion of the SE1/4SE1/4outside WSA
Section 23: portion of the NE1/4NE1/4outside WSA
Section 24: portions of the NW1/4NE1/4, NE1/4NW1/4outside WSA

Containing 615.469 acres, more or less.
Powder River Co., Montana
(307.7345 net acres)

USA   White Energy Corp.   <u>Township 9 South, Range 49 East, PMM</u>   *unrecorded*
(MTM-90276)   9-1-00   Section 18: portion of Lot 4 outside WSA
                                        Section 18: portion E1/2SW1/4outside WSA
                                        Section 19: Lots 1, 2, 3, 4, E1/2, E1/2W1/2
                                        Section 20: NE1/4 NE1/4 NW1/4, SW1/4SW1/4 , NE1/4 SE1/4
                                        Containing 961.472 acres, more or less.
                                        Powder River Co., Montana
                                        (480.736 net acres)

NORTHERN POWDER RIVER BASIN OIL AND GAS PLAY ACREAGE

<u>Area I:</u>   **100% Record Title and Operating Rights**
            All depths

            Gross Acres: 73,467.22
            Net Acres: *73,467.22*

<u>Area II:</u>   **50% Operating Rights (within Beartooth/Schalla "Leary Prospect")**
            As to all depths below the top of the Morrison formation

            Gross Acres: 9,314.27

Net Acres: 4,657.135

Net Acres for Agreement (25% of Gross): 2,328.5675

Area III: **50% Operating Rights (within Caribou "Sonnette Area" coalbed prospect) As to all depths below the base of the Fox Hills formation**

Gross Acres: 8,990.441
Net Acres: *4,495.2205*

TOTAL ACRES: 91,771.931 gross acres
82,619.575 net acres
80,291.008 net acres (for Agreement)

EXHIBIT "B"
Area of Mutual Interest

Attached to and made part of that certain Agreement for Sale and Purchase dated July 8, 2002, between White Energy Corp. ("White") and Safe ID Corporation ("Safe ID"), to wit:

All lands in powder river County, Montana (USA)

The Area of Mutual Interest is defined as the following lands:

Township 6 South, Range 50 East	Sections 1-3, 10-15, 22-27, 34-36
Township 6 South, Range 51 East	Sections 1-36
Township 6 South, Range 52 East	Sections 1-36
Township 6 South, Range 53 East	Sections 1-36
Township 6 South, Range 54 East	Sections 4-9, 16-21, 28-33
Township 7 South, Range 51 East	Sections 1-36
Township 7 South, Range 52 East	Sections 1-36
Township 7 South, Range 53 East	Sections 1-36
Township 7 South, Range 54 East	Sections 4-9, 15-22, 27-34
Township 8 South, Range 51 East	Sections 1-36
Township 8 South, Range 52 East	Sections 1-36
Township 8 South, Range 53 East	Sections 1-36
Township 8 South, Range 54 East	Sections 3-8, 17-19, 30
Township 9 South, Range 51 East	Sections 1-5, 10-15, 22-27, 34-36
Township 9 South, Range 52 East	Sections 1-36
Township 9 South, Range 53 East	Sections 2-10, 17-20, 30-31

(A map showing the outline of the above described lands is attached hereto.)

Area Of Mutual Interest Terms:

1. <u>Length of Term.</u> The term of this AMI shall extend for five years from July 8, 2002, and shall govern the subsequent acquisition of oil and gas leases and other oil and gas properties within the defined geographical area, but <u>not described</u> on Exhibit "A."

2. <u>Subsequent Leases acquired by Safe ID.</u> Within 90 days or a mutually agreeable time, Safe ID shall assign White a 2% of 8/8ths overriding royalty interest on all subsequent oil and gas leases Safe ID acquires within the AMI.

3. <u>Subsequent Leases acquired by White.</u> If White acquires any subsequent oil and gas leases within the AMI, White shall, within 90 days, offer Safe ID a 100% interest in any of these leases. Safe ID shall have 45 days to elect to acquire said leases "at cost" (cost of lease bonus plus "reasonable and normal" acquisitions costs). If Safe ID elects to acquire said leases, White shall, in a timely fashion, assign Safe ID 100% of its interest in said leases, and reserve a 2% of 8/8ths overriding royalty on the leases. IF Safe ID elects not to acquire said leases, White shall own said leases with no obligation to Safe ID.

4. <u>In the event of Option default.</u> In the event that Safe ID acquires any leases within the AMI before the Purchase Price for the Prospect has been paid in full and Safe ID owns 100% of the record title interest in the Prospect and the Leases, as defined under the terms of the Agreement to which this Exhibit is attached, and Safe ID <u>elects not</u> to participate in the Prospect or defaults on the Purchase Price payments and forfeits its interest in the Prospect, Safe ID shall offer all of these subsequently acquired leases back to White, "at cost." Within 90 days of forfeiture, Safe ID shall offer these leases to White, and White shall have 45 days to elect to acquire any or all of those leases, and tender payment to Safe ID. Safe ID shall then make an assignment of 100% of its interest in said leases to White, and the leases shall not be burdened with any overrides. If White elects not to acquire said leases, Safe ID shall own said leases with no further obligations to White.

5. <u>Less than full mineral interest.</u> If any subsequently acquired oil and gas leases are less than a full 100% mineral interest lease, the overrides reserved or conveyed shall be proportionately reduced with respect to the actual interest leased.

6. <u>Successors and Assigns.</u> This AMI shall apply to the heirs, successors and assigns of both parties.

EXHIBIT "C"
Leases subject to Civil Case #CV 01-96-BLG-RWA

Attached to and made part of that certain Agreement for Sale and Purchase of Prospect and Leases, dated July 8, 2002, between White Energy Corp. ("White") and Safe ID Corporation ("Safe ID"), to wit:

LESSOR	LESSEE / EFFECTIVE DATE	DESCRIPTION OF LANDS	RECORDING BOOK / PAGE
USA *unrecorded* (MTM-89802) NW1/4SW1/4	White Energy Corp. 3-1-00	Township 6 South, Range 52 East, PMM Section 15: N1/2 NE1/4, SW1/4NE1/4, NW1/4, Section 22: SE1/4 NE1/4, SW1/4 NW1/4 Section 23: S1/2NE1/4, SE1/4NW1/4, SE1/4 Containing 680.0 acres, more or less. Powder River Co., Montana *(680.0 net acres)*	
USA *unrecorded* (MTM-91370)	White Energy Corp. 11-1-01	Township 9 South, Range 51 East, PMM Section 25: SW1/4 SW1/4 Continaing 40.0 acres, more or less. Powder River Co., Montana *(680.0 net acres)*	
USA *unrecorded* (MTM-89626)	Beartooth Oil & Gas Company 1-1-0	Township 8 South, Range 51 East, PMM Section 26: NE1/4, SW1/4 Section 35: NE1/4, S1/2SW1/4 Containing 560.0 acres, more or less. Powder River Co., Montana (280.0 net acres) *(140.0 net acres for Agreement)*	

USA *unrecorded* (MTM-89628)	Beartooth Oil & Gas Company 1-1-0	<u>Township 8 South, Range 52 East, PMM</u> Section 31: E1/2SW1/4 Containing 80.0 acres, more or less. Powder River Co., Montana (40.0 net acres) *(20.0 net acres for Agreement)*
USA *unrecorded* (MTM-90942)	Robert A. Schalla 7-1-01	<u>Township 9 South, Range 51 East, PMM</u> Section 1: W1/2NE1/4, NW1/4 Containing 240.0 acres, more or less. Powder River Co., Montana (120.0 net acres) *(60.0 net acres for Agreement)*
USA *unrecorded* (MTM-90943)	Robert A. Schalla 7-1-01	<u>Township 9 South, Range 51 East, PMM</u> Section 1: SW1/4 Section 11: NE1/4 Section 12: NW1/4 Containing 480.0 acres, more or less. Powder River Co., Montana (240.0 net acres) *(120.0 net acres for Agreement)*
USA *unrecorded* (MTM-86513)	John Fredlund 6-1-97	<u>Township 8 South, Range 48 East, PMM</u> Section 27: Lot 8 Containing 39.49 acres, more or less. Powder River Co., Montana *(19.745 net acres)*
USA *unrecorded* (MTM-90276)	White Energy Corp. 9-1-00	<u>Township 9 South, Range 49 East, PMM</u> Section 18: portion of Lot 4 outside WSA Section 18: portion E1/2SW1/4outside WSA

Section 19: Lots 1, 2, 3, 4, E1/2, E1/2W1/2
Section 20: NE1/4, NE1/4NW1/4, SW1/4SW1/4,

NE1/4SE1/4

Containing 961.472 acres, more or less.
Powder River Co., Montana
(480.736 net acres)

TOTAL ACRES: **3,080.962 gross acres**
                1,560.481 net acres (for Agreement)

      If the Civil Case cited herein has not been settled, or if any of the foregoing federal oil and gas leases have not been released from this civil case by December 15, 2002, Safe ID shall have the option to either retain these leases under the Agreement (subject to the Civil Case), or to eliminate them from their purchase and receive a proportionate reduction in the Purchase Price.


SAFE ID CORPORATION
1700 Varsity Estate Dr. NW, Unit B3
Calgary, Alberta T3B 2W9
Tel: (403) 247-4630 Fax: (403) 245-0698


Press Release:

Symbol: (MYID) OTC:BB

<u>Extension Granted for Property Payment</u>

Calgary, AB, August 16, 2002 - Safe ID Corporation (the Company) is continuing in its efforts to raise funds to finance the acquisition of the White Energy property located in the Powder River Basin of Montana.

A payment of $86,616.00 was due today. White Energy has granted an extension for the payment until September 3, 2002.

Management feels optimistic that with the extension the funds can be raised.

For more information, please call (403) 247-4630 or contact us through our Internet website @ www.mysafeid.com.

On behalf of the Board of Directors

SAFE ID CORPORATION

Maurizio Forigo
President

Exhibit 99.2

WHITE ENERGY CORP.
P.O. Box 21495 Billings, Montana 59104
Phone: (406) 248-5627 Fax: (406) 252-0324

August 16, 2002

Mr. Maurizio Forigo
Safe ID Corporation
B3, 1700 Varsity Estate Drive N.W.
Calgary, Alberta, Canada T3B 2W9
Fax No. 403-245-0698


Re: Extension for Payment of Exercise Payment
Purchase and Sale Agreement dated July 8, 2002
Northern Powder River Basin Oil and Gas Prospect
Powder River Co., Montana


Dear Mr. Forigo:

In response to your request, White Energy Corp. and John Fredlund hereby grant to Safe ID Corporation an extension of the due date for payment of the $88,606.00 "Exercise Payment" that is to be paid to White Energy Corp., as provided for in our Purchase and Sale Agreement dated July 8, 2002.

We grant you until Tuesday, September 3, 2002, 5:00 PM MDT, to make said payment. On or before that time and date you are to wire transfer the subject funds in order to exercise your election to acquire the oil and gas property described in our Agreement.

Sincerely,

White Energy Corp.

/S/ JOHN FREDLUND   /S/ JOHN FREDLUND
  John Fredlund   John Fredlund
                                          Agent for White Energy Corp.

cc: Bud Malette
        Stan Ashcroft
        Don Rutledge
        Lonney H. White, Jr.